Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON
HERBERT M. WACHTELL
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ANDREW R. BROWNSTEIN
MARC WOLINSKY
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
MICHAEL J. SEGAL
DAVID M. SILK
ROBIN PANOVKA

DAVID A. KATZ
ILENE KNABLE GOTTS
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN
MARTIN J.E. ARMS
MICHAEL H. BYOWITZ
PETER C. CANELLOS
DAVID M. EINHORN
KENNETH B. FORREST
THEODORE GEWERTZ
RICHARD D. KATCHER
MEYER G. KOPLOW
DOUGLAS K. MAYER
ROBERT B. MAZUR
MARSHALL L. MILLER
PHILIP MINDLIN
ROBERT M. MORGENTHAU

DAVID S. NEILL
BERNARD W. NUSSBAUM
LAWRENCE B. PEDOWITZ
ERIC S. ROBINSON
PATRICIA A. ROBINSON*
ERIC M. ROTH
PAUL K. ROWE
DAVID A. SCHWARTZ
MICHAEL W. SCHWARTZ
STEPHANIE J. SELIGMAN
ELLIOTT V. STEIN
WARREN R. STERN
PATRICIA A. VLAHAKIS
AMY R. WOLF

T. EIKO STANGE
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
GREGORY E. OSTLING
DAVID B. ANDERS
ANDREA K. WAHLQUIST
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN

RONALD C. CHEN
GORDON S. MOODIE
DONGJU SONG
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
VICTOR GOLDFELD
EDWARD J. LEE
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN
AMANDA K. ALLEXON
LOUIS J. BARASH
FRANCO CASTELLI
DIANNA CHEN
ANDREW J.H. CHEUNG
PAMELA EHRENKRANZ
KATHRYN GETTLES-ATWA
ADAM M. GOGOLAK

PAULA N. GORDON
NANCY B. GREENBAUM
MARK A. KOENIG
LAUREN M. KOFKE
J. AUSTIN LYONS
ALICIA C. McCARTHY
S. CHRISTOPHER SZCZERBAN
JEFFREY A. WATIKER

November 1, 2017

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: **EQT Corporation**
> **Form 425 submissions**
> **Filed on October 26, 2017 and October 30, 2017**
> **File No. 001-03551**

Dear Mr. Panos,

On behalf of EQT Corporation ("EQT" or the "Company"), we are submitting this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's Form 425 submissions filed with the Commission on October 26, 2017 and October 30, 2017 contained in your letter dated October 30, 2017 (the "Comment Letter").

For the Staff's convenience, the text of the Staff's comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company's response.

Form 425 filed on October 26, 2017 | Corrected Transcript

1. Refer to the following statement appearing on page five of the corrected transcript: "Establishing a dominant footprint of highly contiguous acreage that allows for sustained long lateral development is a real competitive advantage. Our competitors [ ] can't replicate an acreage position that supports 12,000 foot laterals in the core of the Marcellus." Please provide us with the factual foundation for the multiple assertions in each of the quoted statements. For example, please provide us with the support for the claim that the footprint will be "dominant," that the acreage is "highly contiguous," and that the acreage will support 12,000 foot laterals at a cost that will enable EQT to sustain a "real competitive advantage." Alternatively, please publish corrective statements in the next communication disseminated to EQT shareholders. Refer to Note b. to Rule 14a-9.

Response: At the outset, we respectfully advise the Staff that Company management are experts in their field and that their assertions are based on their extensive experience with drilling in the core of the Marcellus. Furthermore, the Company has disclosed information, and there is significant additional information in the public domain, that supports these statements. For example, as described on page 15 of the corrected transcript, EQT will control 212,000 of the 370,000 acres in Greene County after the transaction; the extent of EQT's presence in the county supports the statement that the transaction will establish a dominant footprint of highly contiguous acreage. The fact that Rice and EQT acreage are not 100% contiguous does not mean they are not highly contiguous as understood within the industry; it is standard industry practice, as acknowledged by industry analysts, to manage any non-contiguous acreage requirements through well path adjustments, smaller bolt-on acquisitions, and tactical fill-ins, all of which are part of EQT's previously disclosed current development plan at an estimated cost of up to $200 million annually.(1) In addition, EQT has previously disclosed maps showing the significant contiguity of the EQT and Rice acreage,(2) and at least one similar map (based not only on EQT sources but also on third-party information) has been disclosed in an analyst report.(3)

EQT has also provided detailed information to investors regarding the process by which enhanced acreage contiguity facilitates longer laterals which in turn leads to lower development costs. This supports the view that a position facilitating 12,000 foot laterals in the Marcellus would provide a real competitive advantage in the natural gas production business, which is a commodity business that is critically dependent on the ability to operate at a low cost.(4) EQT notes that expanding lateral lengths is a key focus of many other industry participants, the cost advantage that accrues from longer laterals is well-understood in the industry,(5) and to EQT's knowledge none of its competitors are currently achieving, or projecting to achieve, average lateral lengths of 12,000 feet in the Marcellus.

---

(1) For the Staff's reference, we are enclosing with this letter as Annexes A and B, respectively, two analyst reports (pp. 7-8 of Cowen — *A Certain Point of View* (October 10, 2017), and RBC Capital Markets — *EQT-Urging a "Yes" Vote for the RICE Transaction"*) providing additional support and background (from independent third parties) demonstrating that EQT's acquisition strategy is customary.
(2) See, e.g., the map on slide 24 of EQT's investor presentation filed on Form 425 on October 23, 2017 (The "October 23 Presentation").
(3) See the map from the July 20, 2017 J.P. Morgan report attached as Annex C.
(4) See, e.g., slide 14 of the October 23 Presentation (illustrating the improvement in the after-tax internal rate of return from wells with longer lateral lengths) and slide 26 of the October 23 Presentation (indicating the process by which building longer laterals in Appalachia improves EQT's development costs per foot).
(5) See, e.g., management comments made on the second quarter 2017 earnings conference call of Range Resources Corporation ("One big driver of capital efficiency is our lateral lengths…These longer laterals increase the cycle time slightly as we make the transition, but they really set us up well heading into 2018.") and the second quarter 2017 earnings conference call of Antero Resources Corporation ("The ability to outperform our production forecasts and drive down F&D costs is a testament to the efficiencies we've been able to achieve through drilling these longer laterals and improving drilling and completion times, as well as the impact of advanced completions.").

Form 425 filed on October 30, 2017 | Proxy Advisory Firm ISS Recommends [ ]

2. Refer to the following statement: "We [ ] look forward to closing the [proposed Rice] transaction shortly following approval by our shareholders on November 9, 2017." EQT's statement, in effect, opines on the final result of the solicitation by presuming the voting outcome is a foregone conclusion. Please provide us with the factual foundation for this assertion. Alternatively, please publish a corrective statement in the next communication disseminated to EQT shareholders. See Note d. to Rule 14a-9.

Response: We respectfully advise the Staff that we believe the referenced statement is not misleading within the meaning of Rule 14a-9, particularly based on the facts and circumstances here. The full sentence states: "We remain confident that the Rice transaction is in the best interest of all shareholders and look forward to closing the transaction shortly following approval by our shareholders on November 9, 2017." The fact that this sentence begins with an assertion that the Company "remain[s] confident that the Rice transaction is in the best interest of all shareholders" provides important context for the rest of the sentence. As a whole, this is a statement about the Company's confidence that the Rice transaction is in the best interests of shareholders and its positive anticipation that the closing will not be delayed. That confidence in the beneficial nature of the transaction is the reason that the Company "look[s] forward to closing the transaction"; the reference to shareholder approval merely conveys the timing of when the Company expects closing will occur. It is common for companies to make statements that they look forward to closing a transaction shortly after shareholder approval(6); such statements are not inherently misleading claims regarding the results of a solicitation, any more than the typical practice of stating that a company expects a transaction to occur in a particular quarter, even when that transaction is subject to shareholder approval.

Furthermore, while we do not believe that this statement is properly viewed as a claim regarding the results of a solicitation, even if it were so viewed, we believe that there would be adequate factual foundation for such a statement and therefore it is not misleading. At the time the Company made the statement, it knew that there was widespread support for the transaction based on observed market data, its extensive conversations with shareholders and the positive recommendation from ISS (a view that has only been bolstered by subsequent developments, including that (i) EQT's financial advisor has informed EQT that, based on the closing prices of EQT and Rice as of October 31, 2017, the market-implied probability of the transaction closing is approximately 99%, (ii) D. E. Shaw & Co., L.P., a holder of approximately 4% of the Company's shares that previously had publicly criticized the Company, issued a public letter to EQT's board of directors stating that it will vote for the transaction, (iii) the other two major proxy advisory firms, Glass Lewis and Egan-Jones, have also recommended in favor of the transaction and (iv) JANA Partners LLC, which has been soliciting against the transaction, reportedly stated in its quarterly letter to investors that "[w]e feel like we may lose the battle over Rice").

All this said, the Company acknowledges its obligations under Rule 14a-9 and confirms that it will not make any statements regarding the upcoming shareholder vote that are misleading within the meaning of the rule.

* * * * *

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions or

---

(6) See, e.g., Form 425 filed by Ensco PLC on July 28, 2017 ("*And following Ensco and Atwood shareholders meetings to approve the transaction, we expect to close later this quarter*"); Form 425 filed by Nabors Industries Ltd. on February 17, 2015 (*"At this time, we anticipate that we will close this transaction during the week of March, 23, 2015, following approval by C&J stockholders"*); and Form 8-K/425 filed by Auxilium Pharmaceuticals, Inc. on December 11, 2014 ("*Endo and Auxilium currently expect to complete the proposed Merger promptly following approval by the Auxilium stockholders, subject to customary closing conditions*").

comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com or Steven A. Cohen at (212) 403-1347 or by email at SACohen@wlrk.com.


Sincerely,

/s/ Victor Goldfeld

Victor Goldfeld


cc: Lewis B. Gardner, EQT Corporation
        Steven A. Cohen, Esq. Wachtell, Lipton, Rosen & Katz

Annex A – Cowen Report Excerpt

COWEN

Equity Research

Industry Update

October 10, 2017

- **Oil & Gas Exploration & Production:
Exploration & Production**

Charles Robertson II, CFA
646.562.1411
charles.robertson@cowen.com

Adam Meyers
646.562.1325
adam.meyers@cowen.com

Kathy Yang
646.562.1382
kathy.yang@cowen.com

Hieu Pham, CFA
646.562.1304
hieu.pham@cowen.com

A Certain Point of View

The Cowen Insight

We see the EQT/RICE merger as an important step to maximize the future
parts valuation. A midstream spin is more complicated than investors beli
we discuss in detail below, though ultimately produces the greatest value
that the point of view you take on commodity price results in a different o
we believe our $50/$3 price deck is best for this analysis.

Finding Clarity in a Myriad of Views

EQT/RICE deal and spin complexity provides ample ground for diverse vie
depending on your point of view. Our proprietary analysis shows a post-m
sum of the parts valuation at $86/sh using a $50 WTI/$3 Henry Hub price
estimate that the deal provides $2.2B in synergies (less than EQT's estima
greater than JANA's view). The strategic value of acquiring RICE is almos
accepted by investors and industry peers.

Our Views on Key Points:

- **Merger Makes Sense at Current Natural Gas Strip:** Only at a highe
Mcf long-term price deck would the merger not be beneficial to EQT in

- **Gross Locations Provide Strong Inventory in Greene/Washington**
We estimate up to 1,100 locations in Greene/Washington County locatic
our proprietary analysis described below which references state data a
trends.

- **Separation Is Ultimately Required to Unlock Sum of the Parts Va**
we do see the Sum-of-the-Parts discount requiring a spin to unlock the
both segments, we don't understand the push by investors to have the
pay up to a $600MM tax bill by accelerating the process. Our preferenc
be to utilize that capital to strengthen EQT E&P post-spin, allowing for a
acquisitions, increased dividend, and/or other value enhancing options

CAUTION: Spinoff Is More Complex Than The Market Perceives (S
4-5)

The separation of EQT's core segments is key to create a viable E&P busir
can grow and support EQM's long-term throughput. The committee desig
addressing EQT's sum-of-the-parts discount will need to mitigate conflict
between EQM and RMP before a spin-off is prudent. EQT's above-market
fees from legacy contracts will need to be marketed to market in our view
likely look to implement B&E (Blend & Extend) contract modifications in i
off by extending the term and blending current rates with RICE's original
contracts though some form of payment may be required in a modified st
Overlapping agreements between RICE's dedicated acreage to RMP and
commitments to EQM are also crucial issues that we see needing to be re

Cowen and Company
Equity Research

October 10, 2017

Figure 2 Infill Drilling Example (RRC)


Drilled
Wells - 20
Future
Locations
Drilled
Wells - 2014

Source: Company Filings, Cowen and Company

- **Infill Drilling Will Likely Play a Big Role in Location Count:** The m support the argument that a significant amount of EQT's legacy a been drilled. We acknowledge this notion, but believe it further s need for EQT's E&P to add inventory before a corporate split is p important to keep in mind that infill drilling is not only feasible to laterals, but is already occurring in SW Appalachia. Infilling drillin addition of new wells on existing pads and can lead to higher rec well as cost efficiencies that create value for shareholders. As sh figure above from RRC, infill drilling can materially boost the amo locations in an area which is perceived to be drilled up. With that are still clear opportunities for EQT's pro-forma acreage to increa lengths to as long as 16k ft. in our view.

- **Bolt-Ons Will Be Needed, But This Is Not Uncommon:** We believe quoted location count assumes future bolt-ons of small acreage in order to increase lateral lengths throughout the life of the asse practice of estimating locations that will require additional acquis year is not often discussed by E&Ps, we are confident that it is co course of business in the industry and should not be a cause of c shareholders. We believe EQT will actively survey the market in a block up its core position further and see upside from lateral leng ft. will more than offset bolt-on spending in a $3/Mcf environmer



Cowen and Company
Equity Research

October 10, 2017

Location Count – Greene & Washington Counties

With many investors interested in the feasibility of EQT's inventory numbe
and Washington counties, we looked to assess the company's available ir
pre and post-deal basis with our proprietary model. After referencing PA
we estimate that EQT has an inventory of approximately ~580 8k ft lateral
these counties and would effectively increase this inventory up to ~1,100
an average of 12k ft laterals after its deal with RICE. This is lower than the
1,200 12k ft lateral inventory that the company quoted likely due to the fa
risk locations to a greater degree.

We think EQT''s location count is reasonable and still view this merger as
means for the company's E&P business to better support EQM's long-terr
think it is important to keep in mind how fast EQT would drill through its (
Washington county core inventory without the addition of RICE's acreage
see the operator drilling through its standalone 8k ft inventory in Greene :
Washington counties in approximately ~2-3 years if it were to achieve its
growth outlook. However, we believe that the company would increase th
inventory base in these counties to ~5 years of core locations with the ad
RICE's acreage. Outside of Greene & Washington counties, we see EQT h
another ~1,950 locations in other areas of the Marcellus such as WV whi
quality in our view. We estimate that these other regions of the Marcellus
provide another ~4-5 more years in additional inventory for an approxima
~9-10 years of core Marcellus locations. This compares to peers such as
and AR which we estimate to each have 10+ years of core Marcellus inve
economic at our $3/Mcf price deck.

Pro-Forma Valuation: E&P and Midstream

Sum-of-the-Parts

After combining our valuation for each segment of EQT's business, we es
NAV/sh of $86. We estimate that the merger created approximately ~$2.2
which falls slightly below the $2.5B in synergies quoted by the company. I
believe that the deal creates material value, we agree with the point that I
investors have been well-compensated relative to current EQT shareholde
below for a breakout of our valuation by segment.

E&P Segment

We employ a Net Asset Valuation (NAV) methodology in order to value E(
Forma E&P assets. We assume that EQT will focus its program mainly in t
and Washington county region with an average lateral length of 12,000 ft
guidance. While the company utilizes a 2.4 Bcfe/1,000 ft of lateral length I
assumptions, we think that 2.2 Bcfe/1,000 ft. is a more appropriate and cc
outlook. We reference state production data in order to design our propri
curves and incorporate the company's internal estimates for a ~$600k inc
spending for every ~1,000 ft boost in lateral length to project correspondi
costs. As show in our multiple calculation below, we ascribe a value of ~$
EQT's E&P assets before accounting for balance sheet items and hedges
$3/Mcf price deck with Greene & Washington county accounting for abou
total. We do not give EQT credit for the WV, Upper Devonian or PA Utica |

Annex B – RBC Capital Markets Report Excerpt

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Annex C – J.P. Morgan Report Excerpt

Arun Jayaram
(1-212) 622-8541
arun.jayaram@jpmorgan.com

North America Equity Research
20 July 2017

J.P.Mc

Figure 17: EQT-RICE: Rig Activity Relative to Pro Forma Appalachia Acreage Position

Source: Company reports and J.P. Morgan estimates.

Upstream Synergies

EQT estimates it will derive significant synergies from the transaction, v
more than offset the ~$1.8 billion premium offered in the transaction. In t
estimates $2.5 billion in present value synergies upstream, including $1.9
capex synergies and $600 MM of G&A synergies. The key operating syne
ability of the pro forma entity to drill longer laterals in the Marcellus c
estimates 1,200 undeveloped locations with 12,000 ft laterals ve
undeveloped locations with 8,000 ft laterals in Greene and Washington Cou

One of the key debates on the EQT-RICE transaction is the magnitude of :
The shareholder activists have pegged present value synergies at $1.
including $896 MM from drilling longer-laterals and $600 MM from lov
Their $1.5 billion estimate appears comparable to EQT's $2.5 billion estim:
was provided on a pre-tax basis. As shown in Figure 18, the activist estin
billion in after-tax synergies.